February 9, 2015

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Demandware, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 3, 2014

SEC File No. 001-35450

Dear Mr. Gilmore:

Set forth below, please find the response of Demandware, Inc. (the “Company”) to the comments regarding the above referenced filing provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) in the Staff’s letter to the Company dated January 23, 2015. All responses set forth below are keyed to the headings and numbers used in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 70

1.	We have evaluated your response and we believe that standalone value exists for your implementation services pursuant to ASC 605-25-25-5 and therefore such services represent a separate unit of accounting. As we have previously noted, the fact that third party vendors sell such services supports the conclusion that the services have standalone value and provides evidence that the services represent the culmination of a separate earnings process. The guidance in Question 1 of SAB Topic 13.A.3(f) is applicable when an arrangement is treated as a single unit of accounting under ASC 605-25. However, since you appear to meet the criteria in ASC 605-25-25-5 for standalone value and therefore the implementation and subscription services represent separate units of accounting we believe that the implementation services should be recognized as those services are performed. Please revise your revenue recognition policy and provide us with a SAB 99 analysis as to the impact this change will have on your financial statements.

5 Wall Street Burlington, MA 01803 | www.demandware.com | T: +1 888 553 9216 | F: 781 425 1500	1

Response:	After discussions with the Staff, the Company plans to revise its revenue recognition policy for implementation services. Under the revised revenue recognition policy, the Company would recognize implementation services revenue on a stand-alone basis using the proportional performance method such that revenue for implementation service engagements would be recognized as services are rendered assuming all other revenue recognition criteria have been met. The Company has analyzed the impact of the change in revenue recognition policy on the Company’s financial statements, including the preparation of a SAB 99 analysis that is attached hereto, and respectfully advises the Staff that the Company believes that the impact of the errors are not material to its historical financial statements taken as a whole. Accordingly, the Company proposes to revise its historical financial statements to correct the errors in the manner set forth in the attached SAB 99 analysis.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, the Company would be glad to have a telephone conference call at your convenience. Please contact me at (781) 425-1215 to arrange such a call.

Sincerely,

/s/ Timothy M. Adams
Timothy M. Adams
EVP & Chief Financial Officer
Demandware, Inc.

cc:	David Edgar
Staff Accountant
Christine Davis
Assistant Chief Accountant

5 Wall Street Burlington, MA 01803 | www.demandware.com | T: +1 888 553 9216 | F: 781 425 1500	2

SAB 99 Analysis - Services Revenue Recognition Policy

February 9, 2015

As we have discussed with the SEC Staff, after performing the analysis presented herein regarding the impact on our financial statements of the revised revenue recognition policy for implementation services revenue, we do not believe the impact of the errors in our previously reported services revenue is material to the financial statements taken as a whole for the reasons outlined in the following assessment. Accordingly, the Company proposes to revise its financial statements for 2012, 2013 and the first three quarters of 2014 as follows. We plan to reflect the adjustments resulting from the application of the revised revenue recognition policy in the 2012, 2013 and 2014 financial statements to be included in our Annual Report on Form 10-K for the year ended December 31, 2014, which we plan to file on a timely basis. We plan to revise the opening balance sheet of retained earnings in the statement of changes in stockholders’ equity as of January 1, 2012 to reflect the cumulative impact of the revisions as of that date. Because the error arose starting in 20111, that cumulative impact relates solely to the year ended December 31, 2011 and we will include textual disclosure of these relevant facts in the revisions footnote. In connection with the filing of our Annual Report on Form 10-K for the year ended December 31, 2014, we will also revise the unaudited quarterly financial information for 2013 and 2014 in the notes to the financial statements included therein to reflect the revisions for the interim periods. The Company plans to address the 2011 revisions within “Item 6. Selected Financial Data” in our Annual Report on Form 10-K for the year ended December 31, 2014 by revising the amounts within the tables, as well as adding context to the revisions made.

Quantitative Materiality Considerations

The Company’s preliminary unaudited summary of the quantitative impact on the relevant statement of operations line items and earnings per share is shown in Table 1 below:

Table 1 (in millions, except per share amounts)

	Total-2012			Total-2013			9 months through Sept 30, 2014
	As Previously Reported	Adjustments (Estimated)	As Revised (Estimated)	As Previously Reported	Adjustments (Estimated)	As Revised (Estimated)	As Previously Reported	Adjustments (Estimated)	As Revised (Estimated)
Income Statement:
Services Revenue	$11.5	$3.8	$15.3	$8.0	$2.9	$10.9	$9.8	$1.7	$11.5

Total Revenue	79.5	3.8	83.3	103.7	2.9	106.6	106.5	1.7	108.2

Loss before income taxes	(7.7)	3.8	(3.9)	(20.3)	2.9	(17.4)	(24.1)	1.7	(22.4)

Net loss to common stockholders	(9.3)	3.8	(5.5)	(20.9)	2.9	(18.0)	(24.8)	1.7	(23.1)

EPS	$(0.39)	$0.16	$(0.23)	$(0.68)	$0.09	$(0.59)	$(0.71)	$0.05	$(0.66)

[1]	Periods prior to 2011 are not impacted by the revision in revenue recognition policy for services revenue as the relevant multiple element guidance for those periods was different and it was properly applied. In 2011, the effect of the error in the statement of operations is an increase to total revenue of $6.9 million and a change from a net loss of $6.7 million to net income of $0.2 million. The effect of the error in the balance sheet is a decrease to deferred revenue and an increase to stockholder’s equity of $6.9 million. The application of the revenue recognition guidance on multiple element arrangements was effective prospectively for us beginning on January 1, 2011.

	Q1 2014			Q2 2014			Q3 2014
	As Previously Reported	Adjustments (Estimated)	As Revised (Estimated)	As Previously Reported	Adjustments (Estimated)	As Revised (Estimated)	As Previously Reported	Adjustments (Estimated)	As Revised (Estimated)
Income Statement:
Services Revenue	$2.3	$0.5	$2.8	$3.6	$0.7	$4.3	$3.9	$0.5	$4.4

Total Revenue	32.2	0.5	32.7	36.1	0.7	36.8	38.2	0.5	38.7

Loss before income taxes	(8.5)	0.5	(8.0)	(9.0)	0.7	(8.3)	(6.7)	0.5	(6.2)

Net Loss to common stockholders	(8.8)	0.5	(8.3)	(9.2)	0.7	(8.5)	(6.9)	0.5	(6.4)

EPS	$(0.25)	$0.01	$(0.24)	$(0.27)	$0.03	$(0.24)	$(0.20)	$0.02	$(0.18)

	Q1 2013			Q2 2013			Q3 2013			Q4 2013
	As Previously Reported	Adjustments (Estimated)	As Revised (Estimated)	As Previously Reported	Adjustments (Estimated)	As Revised (Estimated)	As Previously Reported	Adjustments (Estimated)	As Revised (Estimated)	As Previously Reported	Adjustments (Estimated)	As Revised (Estimated)
Income Statement:
Services Revenue	$1.6	$0.3	$1.9	$2.4	$0.3	$2.7	$1.9	$1.2	$3.1	$2.1	$1.1	$3.2

Total Revenue	20.5	0.3	20.8	23.2	0.3	23.5	24.5	1.2	25.7	35.5	1.1	36.6

(Loss) income before income taxes	(7.8)	0.3	(7.5)	(8.3)	0.3	(8.0)	(6.1)	1.2	(4.9)	1.9	1.1	3.0

Net (loss) income to common stockholders	(8.0)	0.3	(7.7)	(8.5)	0.3	(8.2)	(6.3)	1.2	(5.1)	1.8	1.1	2.9

EPS	$(0.27)	$0.01	$(0.26)	$(0.28)	$0.01	$(0.27)	$(0.20)	$0.04	$(0.16)	$0.06	$0.03	$0.09

In 2012, the revision in the services revenue recognition policy would have increased total revenue by $3.8 million, or 5%. While the net loss in 2012 would have improved 41% from $9.3 million to $5.5 million after the revision to service revenue, the result remains a net loss for the year and we believe that the large percentage is attributable primarily to the law of small numbers. Specifically, although the decline of 41% may appear quantitatively significant, a reasonable investor would not have viewed a reduction of our net loss by $3.8 million to $5.5 million negatively, since the net loss would remain a net loss, and accordingly, the amount of the change is not substantively material. Furthermore, we do not believe the reduction in net loss in 2012 would have materially changed a reasonable investor’s view of the Company’s financial performance for the reasons shown in the qualitative analysis below. Investors anticipated that the Company was investing in the business and would incur even greater net losses in 2013. The revisions increased revenue in 2013 and in the first nine months of 2014 by $2.9 million and $1.7 million, respectively. These increases in revenue resulting from the revision to the services revenue recognition policy represent less than a 5% change in the Company’s total revenue. The revision to the revenue for services in 2013 and for the nine months year to date 2014 reduced the net loss in each year by only 14% and 7%, respectively. We note that, as a result of the Company’s shift toward an even greater focus on its subscription revenue business, the amount of the adjustments becomes increasingly smaller from 2012 to 2014 and that services revenue is small compared to our total revenue. In addition, services as a percentage of total revenue (as outlined in the qualitative analysis) continues to decline.

A summary of the effect of the service revenue revisions to our balance sheets as of December 31, 2012 and 2013 and September 30, 2014 is shown in Table 2 below:

Table 2 (in millions)

	31-Dec-12			31-Dec-13			30-Sept-14
	As Previously Reported	Adjustments (Estimated)	As Revised (Estimated)	As Previously Reported	Adjustments (Estimated)	As Revised (Estimated)	As Previously Reported	Adjustments (Estimated)	As Revised (Estimated)
Balance Sheet:
Total Assets	$139.3	$—	$139.3	$323.9	$—	$323.9	$323.7	$—	$323.7

Deferred Revenue	26.8	(10.7)	16.1	38.5	(13.6)	24.9	43.4	(15.3)	28.1

Total Liabilities	44.7	(10.7)	34.0	64.3	(13.6)	50.7	63.2	(15.3)	47.9

Total Equity	$94.6	$10.7	$105.3	$259.6	$13.6	$273.2	$260.5	$15.3	$275.8

The effects of the revisions to the balance sheets for periods ended December 31, 2012 and 2013 and September 30, 2014 represent the cumulative or iron curtain effects of the revisions as of those dates and result in a decrease to deferred revenue and an increase to retained earnings / stockholders’ equity in each year ranging from $10.7 million as of December 31, 2012 to $15.3 million as of September 30, 2014. The percentage of understatement to stockholders’ equity each year is 11% in 2012, 5% in 2013, and 6% in the first nine months of 2014. These amounts are quantitatively significant, and we believe both SAB 99 and SAB 108 therefore preclude the errors from being corrected out of period in the current year. However, as clarified by prior SEC Staff speeches, the determination of whether the resulting adjustments made to prior periods to affect those corrections are material should focus not on the cumulative effect, but rather, on the effect of each adjustment being made to each prior period presented. Additionally, unlike many of its publicly traded SaaS peers, the Company does not invoice customers yearly in advance for subscription fees, and has educated investors that the Company’s deferred revenue balances are not indicative of future subscription revenue performance. Since investors do not view services revenue as a key performance indicator or as a driver of the Company’s valuation, they do not analyze or track the Company’s deferred revenue balances and would not view the historical errors as material.

For the years 2012 through 2014, the revisions to the revenue recognition policy did not impact any of the following:

•	Subscription revenues

•	Subscription gross margins

•	Total cost of revenues and operating expenses

•	Cash flows from operating, financing or investing activities

According to ASC 250-10-S99-1 (Topic 1.M/SAB 99), the use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that—without considering all relevant circumstances—a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. This “rule of thumb” can be used as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. The guidance in SAB Topic 1 M, states, “Magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment”. Based on this guidance, we have performed a qualitative analysis in the next section.

Qualitative Materiality Considerations

We analysed a number of qualitative considerations, including the composition of our financial statements, forward looking trends, our communications with investors, the drivers of our valuation and the ongoing investments in our business as they relate to profitability. All firmly support our conclusions that investors do not consider our services revenue as a significant part of our business. Investors focus on and value the Company based on the health and growth prospects of its subscription business which was not impacted by the errors in the services recognition policy. In addition, Company management has consistently communicated to investors that the strategy has been to make significant investments in the growth of its subscription revenue business and that the investments were going to result in a net loss.

A.	The following criteria provide evidence that the misstatements resulting from the revisions in our revenue recognition policy are not material.

The following qualitative considerations, many of which are outlined in SAB No. 99, were considered in assessing the materiality of the revisions.

Consideration		Response

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The misstatements arose from an item capable of precise measurement.

2.	Whether the misstatement masks a change in earnings or other trends	The misstatements do not mask a change in earnings or other trends. The misstatements do not affect any of the Company’s key performance metrics used by investors as discussed on page 10 below.

3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise	The misstatements do not mask a failure to meet analyst expectations. Since we went public, we have exceeded analyst expectations.

4.	Whether the misstatement changes a loss into income or vice versa	The misstatements do not change a loss into income, or vice versa, in 2012, 2013 or 2014.

Consideration		Response

5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability	The misstatements do not relate to a separate segment or portion of the business that has been identified as playing a significant role in the Company’s operation or profitability. We have consistently stated publicly that services are an enabler to our subscription platform and are not a growth driver of our business. We have been clear in our communications to investors that the value of our business is derived from the subscription revenue business.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements	The misstatements do not affect our compliance with regulatory requirements.

7.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	The misstatements do not affect compliance with loan covenants or other contractual requirements because the adjustment increases revenue and decreases liabilities.

8.	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation	The misstatements had no impact on management’s compensation for 2012 through 2014.

9.	Whether the misstatement involves concealment of an unlawful transaction	The misstatements do not involve concealment of an unlawful transaction.

10.	Impact of aggregating and netting misstatements	No other misstatements are present to be aggregated or netted in our assessment.

11.	Immaterial misstatements that are intentional	The misstatements are not intentional as we followed our revenue recognition policy, which we believed at the time to be in accordance with GAAP.

Consideration		Response

12.	Affects entity-specific trends and performance metrics (e.g., non-GAAP measurements) that may influence investment decisions	The misstatements do not affect key metrics or primary drivers of our business nor would the misstatements have influenced investment decisions. In 2012, the Company would have reported non-GAAP income under the revised revenue recognition policy (versus a non-GAAP net loss under the historic revenue recognition policy). This did not reflect a trend since under both the historic and revised revenue recognition policies, the Company would have generated a non-GAAP net loss in 2013, as expected by us and investors.

13.	Whether the misstatement is a one-time item and alters investors’ perceptions of key trends affecting the entity	The misstatements will not alter investors’ perceptions of key trends affecting the Company since services revenue does not impact key trends.

14.	Whether the misstatement affects a business segment or other portion of the registrant’s business that investors regard as driving valuation or risks	The misstatements do not affect a business segment or other portion of our business that investors regard as driving valuation or risks. Investors do not view services as strategic to the business. The Company’s valuation is driven by subscription revenue growth, the future growth opportunities of our subscription revenue business and our total addressable market.

15.	Relates to items involving related parties or known users (e.g., whether the external parties to the transaction are related to the entity’s management)	The misstatements do not involve related parties or known users.

16.	Causes the disclosures to not be adequate or omit information not specifically required by US GAAP but is important to the understanding of the financial statements or conveys something in a false or misleading manner	The misstatements do not cause the disclosures to not be adequate. The misstatements do not omit information that is not specifically required by US GAAP but important to the understanding of the financial statements. The misstatements do not convey something in a false or misleading manner.

Consideration		Response

17.	Affects other information communicated in documents containing the audited financial statements that may reasonably be expected to influence the economic decisions of the users of the financial statements (e.g., information included in Management’s Discussion and Analysis)	The misstatements do not affect other information communicated in documents containing the audited financial statements that may reasonably be expected to influence the economic decisions of the users of the financial statements. Investors do not view services revenue, which includes implementation services, as strategic to the business and investors expect Demandware to be making investments in the growth of our subscription business.

18.	May have a material effect on the next interim financial statements that are publicly issued (even though the misstatement is immaterial to the current period financial statements)	The misstatements do not have a material effect on the next interim financial statements that are publicly issued (even though the misstatement is immaterial to the current period financial statements).

19.	Relates to the incorrect selection or application of an accounting policy that has an immaterial effect on the current period’s financial statements but is likely to have a material effect on future periods’ financial statements	The misstatements do not have a material effect on the current period’s financial statements or future periods’ financial statements.

B.	Services revenue is not a material component of investor decision making about our overall revenue and represents a declining portion of our business.

We reviewed the mix of our revenue (services as a percentage of total revenue), how that mix has shifted and how the mix is expected to trend. We have deliberately shifted our business toward subscription and away from services, by making investments in growing subscription revenue and shifting implementation work to partners. As a result, services revenue, as expected by the Company and the investment community, has continued to represent a declining portion of our business. Our subscription revenue commands a higher margin and delivers significant value to our customers and thus increased value to our stockholders (versus services revenue which has a lower gross margin). Analysts expect our services revenue will decline to approximately 6% of total revenue for 2015 from 18% of total revenue in 2012 (under the revised revenue recognition policy). For 2013 and 2014, Demandware led implementations represented 4% and 5%, respectively, of all customer implementations performed. As we move forward, we anticipate that an increasing number of our customer implementations will be performed by our partners and that implementation services will continue to be a declining percentage of our total revenue.

C.	Both Demandware and our investors focus on our subscription revenue and not our service revenue as drivers of our business and the market valuation of our business.

We analysed the information disclosed in our Form 10-Ks filed with the SEC on March 8, 2013 and March 3, 2014 as well as various communications including press releases, conference call transcripts and investor presentations. Our communications with the investment community and the users of the financial statements have consistently focused on our subscription revenue, not service revenue.

In the Overview section of our 10-K we describe our business as:

Item 1: Business. “We are a leading provider of enterprise-class cloud-based digital commerce solutions for retailers and branded manufacturers.” The Overview Section of Item 1 in its entirety describes our software as a service business or the subscription revenue line. In addition, as you move through Item 1, each section including Industry Overview, Our Solution and Our Strategy is related to the subscription revenue business. Throughout the ten page discussion of our business in Item 1, there is a brief description of Client and Enablement Services, and that disclosure is required because services revenue is a separate revenue line.

We also analysed our earnings releases and conference call transcripts. From our first press release as a public company issued on May 8, 2012 through our most recent release on November 4, 2014, the body of our press releases have focused investors on subscription revenue as the driver of our business not on services revenue. This is highlighted by the subheadings of each release since our initial public offering, which focused on the growth of our subscription revenue or the drivers of subscription revenue (customers and live sites). In addition, the body of each release has focused on the growth of our subscription revenue, the drivers of subscription revenue and the investments we are making to grow subscription revenue.

During the prepared remarks of each conference call since our initial public offering, Tom Ebling, our CEO, discusses the major highlights of the quarter. In each quarter, he references subscription revenue in absolute dollars and percentage growth, new live customers, new live sites, and average revenue per customer, among other metrics that drive the subscription revenue business. Mr. Ebling does not mention services revenue, total revenue or net loss as key metrics or highlights of our quarterly or annual financial results.

During the more in-depth discussion of our financial results conducted by our Chief Financial Officer during our earnings calls, the focus has also been on subscription revenue. On our first call as a public company held on May 8, 2012, our Chief Financial Officer commented on both subscription and service revenue stating:

“I want to focus on the details of our subscription revenue, which is the growth driver of our business. Subscription revenue increased 46% year over year to $13.6 million in the first quarter, compared to $9.3 million last year.”

During that same call, Demandware’s Chief Financial Officer stated:

“Now for services revenue, we view services as an enabler of our subscription business not as a growth driver.”

In the prepared remarks of all of our earnings calls, the discussion of services revenue have been similar — Services is an enabler of subscription revenue. Services revenue is not a growth driver of the business and we are not investing in growing our services revenue.

In addition, the financial commentary from the CFO on the conference calls has further elaborated that the mix shift in our business has been moving toward higher margin subscription and away from lower margin services, which investors recognize will deliver increased value to stockholders. The excerpts below are representative of our communication with the mix shift toward subscription:

Q2 2012: August 7, 2012 – “Moving down the income statement, our total gross margin for the second quarter was 67% compared to 63% last year. The improvement in total gross margin was mainly driven by our shift in our revenue mix toward subscription revenue, as well as the overall scalability of our infrastructure. And, as a result of that, subscription gross margin was 80% in the second quarter, an improvement over 78% a year ago.”

Q4 2013: February 11, 2014 – “Total gross margin expanded to 73%, up from 69% in 2012, driven by the continued shift toward subscription revenue and away from services.”

Q1 2014: May 6, 2014 – “Total gross margin for the quarter also showed improvement, increasing 4 percentage points to 72%, from 68% in the first quarter of last year, reflecting both our scaling platform and the shift in our revenue mix away from low margin services revenue.”

D.	Questions from investors on earnings calls do not focus on our service revenue.

As part of the qualitative materiality analysis, we also reviewed the question and answer sessions of earnings calls. During our earnings calls, questions have focused on subscription revenue growth, new customer bookings, our omni-channel (in-store solution), operating expenses and headcount. This line of questioning has been consistent since we went public in March 2012. Investors and analysts try to assess the health of and growth of our subscription (recurring revenue) business. Any questions regarding service revenue have been related to our capacity to implement customers (so that those customers can begin generating subscription revenue). We have told investors that we will continue to expand our implementation capacity by adding more partners who can perform implementations. The questions are not related to services revenue growth or on service revenue as a key driver of the business.

E.	In our investor presentations, we focus only on subscription revenue.

We also reviewed various presentations to the investment community made during conferences. The content of the investor presentation has been focused on our subscription revenue business, including the presentation of financial information. The investment story in its entirety is focused on the subscription business, the size of the market, the shift in the ecommerce business and the benefits of our subscription model. The presentation of financial information highlights that services revenue is not a driver of our investment story. The financial discussion in our investor presentation presented at the UBS conference in November 2014 includes the following slides:

•	Key financial highlights: Growth, visibility, leverage

•	Related to the subscription business and leverage in the subscription margins

•	The talk track focuses on subscription revenue

•	Revenue growth annual and quarterly

•	While we reference total revenue, the percentage growth rates on the slide reference the subscription business, not the growth of our total revenue

•	Customers and Sites: The metrics are related to our subscription business

•	Land and Expand Strategy: References the growth in the subscription revenue business

•	High Quality Revenue: All metrics are related to our subscription business

F.	The misstatements resulting in a net loss in any period would not be material to investors.

We have focused investors on continued investments in our business, particularly in sales and marketing and research and development, as well as on the leverage inherent in our business because of the 80+% subscription gross margins. Demandware went public in March of 2012 and raised more than $100 million in capital. One of the uses of proceeds from that offering was to invest in the business, including in sales and marketing and research and development related to the growth and support of its subscription revenue business. Under the revised services revenue recognition policy, our net loss in prior periods would have improved, but in both 2012 and 2013 the improvement would have been less than 5% of total revenue. While the change in net income (as outlined in the quantitative analysis above) may appear to be quantitatively significant on a percentage change basis, the absolute dollar value is small and, from a qualitative perspective, we do not believe that the fact would have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available. First, the reduction in our net loss would not have indicated a change in our net loss trend. In addition, in our press releases and our conference calls with the investment community, we have consistently communicated with investors that we are investing in our subscription business. As a result of these investments, the expectation has been set with the investment community that we would generate a GAAP net loss at this stage in our history. For example, during our call with the investment community on February 11, 2013, we announced a significant increase in our GAAP net loss versus analyst expectations, and investors and analysts supported such investments to grow our subscription revenue business, as evidenced by the note published by Deutsche Bank of February 14, 2013:

“Investing to capture attractive growth opportunity a smart decision

We believe that Demandware is operating in an attractive market segment and the ramped up investments in sustained growth momentum are a wise decision… We believe these drivers are the reasons why Demandware’s increased investments in S&M and R&D make sense as a way to capture the LT growth opportunity. In addition, timing of investment is especially relevant because of the long-tailed nature of S&M headcount ROI within Demandware’s model, where investments in 2013 would drive growth in 2015.”

G.	Analyst reports support that services revenue and the amount of net losses are not key drivers of the market valuation of the Company.

This led us to the next stage of our analysis, including reviewing analyst reports at the time of the initial public offering in 2012 as well as more recent reports to determine the drivers of our valuation. Our analysis confirmed that our valuation and market perception of the company has not been driven by our services revenue, small improvements in our net loss based on higher services revenue or the deferred revenue on our balance sheet. The analyst reports indicate that the Company’s market valuation is driven primarily by subscription revenue growth, size of total addressable market, high visibility of the recurring subscription revenue and the 80+% gross margins on the subscription business. To assess the health of the subscription business, analysts focus on live customers, live sites, average revenue per customer, new customer wins, new large customers, customer renewal rates, subscription dollar retention rates, and contract backlog.

In a report issued by First Analysis on April 24, 2012, the analyst states the following (Note: in the compelling visibility and new client win bullets below the reference to revenue is related to subscription revenue):

“Key financial story highlights, upon which we elaborate below include:

•	SaaS model offers predictability, and variable overage component (rev share based on client GMV performance above contract commitments) is regular, conservatively forecasted component of the model (historically around 30% of subscription revenue).

•	Compelling visibility: Demandware typically knows 90% to 95% of its forward four quarter rev at any given time and because existing clients comprise a substantial portion of forward five to eight quarter revenue, it usually has visibility on 70% plus of our year revenue. This visibility enables Demandware to invest strategically to perpetuate and fuel growth.

•	Deferred revenue is not a useful business-tone indicator, as Demandware bills monthly or quarterly, not annually.

•	New-client wins have delayed revenue impact (because of four to six month implementation time); these clients typically do not contribute to their potential until 12 months or so after a contract is signed. Additionally, overage tends to be more significant after the first year of a contract (years two and three of the three-year contract)”

The First Analysis report dated April 24, 2012 continues:

“Services revenue: Not strategic, given emphasis on partners. The primary source of this line (about 80% of total) is implementation fees associated with new site launches (site configuration, integration, customer training). While Demandware recognizes these support costs as incurred, it recognizes services rev ratably (allocated to deferred rev and recognized over the term of the client agreement or expected duration of the client relationship, whichever is longer).

Demandware also provides similar site-related support post-launch, revenue for which is recognized in the period in which the services are performed. By design, services is not especially strategic or a profit center, but an enabler of generating subscription rev. This is causing Demandware to increasingly rely on third-party implementation experts…. ”

In addition on April 24, 2012, Canaccord published a research report describing our valuation metric drivers as:

“VALUATION

Demandware is currently valued at approximately 10.1x and 7.3x EV/C2012E and C2013E revenues based on our respective estimates of $70M and $97M. Relative to other successfully IPOs such as JIVE and BV, these multiples are more or less in line. One could argue that Demandware deserves a premium valuation for the following reasons:

•	Above industry average growth

•	Likelihood of upward estimate revisions

•	Accelerating growth

•	Innovative business model

•	90 to 95% four quarter visibility”

In a report dated November 4, 2014, Raymond James stated:

“Recommendation: Demandware reported solid 3Q results with upside to subscription revenue, EBITDA, and EPS. Top-line strength reflected impressive execution as the 103 sites launched in 3Q14 doubled 1H14 levels, while ARPU continues at a ~10% growth trajectory. More importantly, developments on long-term growth drivers remain encouraging with both contracted bookings and large deal activity picking up sequentially. With other opportunities emerging (including strong sales hiring activity in 3Q14 and the recent Japanese JV with SunBridge), we believe the company has all the drivers in place to deliver 30%+ subscription growth over a sustainable basis. While the stock isn’t inexpensive, we believe the continued revenue upside will keep shares moving higher. Reiterate Outperform.”

In reviewing the analyst reports on valuation, investors’ perception, key trends affecting the entity or as driving the business, our qualitative analysis points to the fact that a “reasonable investor” would not have materially changed their view of Demandware if we had recognized services revenue under the revised revenue recognition policy and improved our net loss as a result of higher, low margin services revenue.

Conclusion

Based on a review of the above quantitative and qualitative factors, we do not consider the revisions to our financial statements based on the revised revenue recognition policy to be material to our investors’ decision making. We do not believe that a reasonable investor would have changed his or her investment decision had the Company generated a $3.8 million lower net loss versus the reported net loss in 2012 or a $2.9 million improvement in the net loss reported in 2013. While the change in the net loss may appear to be material based purely on the percentage change, in actual dollars the change is relatively small and would not have significantly altered the “total mix” of information made available to a reasonable investor, particularly in light of the fact that we have continually focused investors on the investments we were making to grow our subscription revenue business.

In summary, we believe the effects of the revision in our revenue recognition policy are not material because:

•	The qualitative analysis demonstrates that our valuation is driven by our strong subscription revenue growth, high subscription gross margins, strong new bookings for subscription business and large total addressable market

•	For 2014, we expect services revenue will represent only 7.5% of total revenue

•	The mix of our business has shifted and is expected to continue to shift away from low margin services revenue and toward high margin subscription revenue

•	The presentation of our financial results (including in the 10-K, our press release, our quarterly earnings calls and all interim discussions with investors during investor presentations) focuses on the growth of our subscription business, the margins for our subscription business, new customer acquisition and the growth drivers of our subscription revenue business. We do not reference the services business at all

•	The revision in the revenue recognition policy did not change the trend in our GAAP earnings or the business drivers of the business

•	Investors expect the Company at this stage to invest in the growth of it subscription business. The evidence supports that investors have not been viewing Demandware’s profitability as material to their investment decisions, but were expecting Demandware to invest in sales and marketing and in research and development

After performing the quantitative and qualitative materiality assessment above, the Company assessed the materiality of the misstatements and concluded that the misstatements should not be viewed as material or otherwise influence the judgment of a reasonable investor relying on any of the previously issued financial statements. The Company believes a reasonable investor would focus on the Company’s ability to grow its core operations and generate subscription revenues, neither of which is impacted by these misstatements. Accordingly, the Company believes it would be appropriate to revise its historical financial statements in accordance with the first paragraph of this analysis.

Impact on Control Environment

The Company is in the process of evaluating the impact of the misstatements on its internal controls over financial reporting.